Aegis Capital Corp.
810 Seventh Avenue 18th Floor
New York, NY 10019

As representatives of the several underwriters

VIA EDGAR

November 9, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stacie Gorman, Esq.
Office of Real Estate and Construction

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters of the Company’s proposed initial public offering, hereby joins the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on November 12, 2020 or as soon thereafter as is practicable.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

By Aegis Capital Corp.

By:	/s/ Robert J. Eide
Robert J. Eide, Chief Executive Officer

Acting on behalf of itself and as the
Representative of the several Underwriters